Exhibit 99.2

TWINE SOLUTIONS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

U.S. DOLLARS IN THOUSANDS

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TWINE SOLUTIONS LTD.

BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,278	178
Restricted cash	9	139
Trade receivables	10	186
Other receivables	105	129
Inventory	809	907
Total current assets	2,211	1,539

NON-CURRENT ASSETS:
Restricted deposits	108	99
Right-of-use assets	259	333
Fixed assets	231	287
Total non-current assets	598	719
Total assets	2,809	2,258

The accompanying notes are an integral part of the financial statements.

TWINE SOLUTIONS LTD.

BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2025	2024
	(unaudited)
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Trade payables	2,311	2,131
Other payables	1,554	1,170
Loan from related parties	2,605	150
Current maturities of a loan from a bank	385	-
Deferred revenues	723	838
Short-term lease liabilities	187	183
Total current liabilities	7,765	4,472
NON-CURRENT LIABILITIES:
Loans from a bank	829	1,055
Long-term lease liabilities	115	167
Warrants	102	123

Total non-current liabilities	1,046	1,345

Total liabilities	8,811	5,817
CONVERIBLE PREFERED SHARES of NIS 0.01 par value each – 414,436,100 shares authorized on June 30, 2025 and December 2024. 246,573,475 shares issued and outstanding on June 30, 2025 and December 2024	4,988	4,638
SHAREHOLDERS’ DEFICIT:
Ordinary shares of NIS 0.01 par value each – 500,356,900 shares authorized on June 30, 2025 and December 2024; 9,782,052 shares issued and outstanding on June 30, 2025 and December 2024	27	27
Additional paid-in capital	38,056	38,044
Accumulated deficit	(49,073)	(46,268)

Total shareholders’ deficit	(10,990)	(8,197)

Total liabilities, convertible preferred shares and shareholders’ equity	2,809	2,258

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

December 29, 2025	/s/ Alon Bar-Shany	/s/ Allon Maoz
Date of approval of the financial statements	Alon Bar-Shany Chairman of the Board	Allon Maoz CEO

TWINE SOLUTIONS LTD.

STATEMENTS OF OPERATIONS (Unaudited)

U.S. dollars in thousands

	Six Months Ended June 30,
	2025	2024
Revenues	224	183
Cost of revenues	519	264
Gross loss	(295)	(81)
Operating expenses:
Research and development, net	1,273	1,240
Sales and marketing	111	97
General and administrative	558	576
Total operating expenses	1,942	1,913
Operating loss	(2,237)	(1,994)
Financial expenses (income)	568	(52)
Other income	-	168
Net loss for the period	(2,805)	(1,774)

The accompanying notes are an integral part of the financial statements.

TWINE SOLUTIONS LTD.

STATEMENTS OF CONVERTIBLE PREFERRED SHARED AND SHAREHOLDERS’ DEFICIT (Unaudited)

U.S. dollars in thousands, except share and per share data

	Convertible preferred					Additional		Total
	shares		Ordinary Shares			paid-in	Accumulated	shareholders’
	Number	Amount	Number	Amount		Capital	deficit	deficit
Balance as of December 31, 2023	7,861,018	37,672	237,172	-	*)	417	(42,192)	(41,775)
Issuance of shares	204,485,933	2,939	-	-		-	-	-
Conversion of convertible preferred shares into ordinary shares	(7,861,018)	(37,592)	9,544,880	27		37,592	-	37,619
Share based payments	-	-	-	-		17	-	17
Net loss for the period	-	-	-	-		-	(1,774)	(1,774)
Balance as of June 30, 2024	204,485,933	3,019	9,782,052	27		38,026	(43,966)	(5,913)

Balance as of December 31, 2024	246,573,475	4,638	9,782,052	27		38,044	(46,268)	(8,197)
Funds received on account of shares issued in 2024	-	350	-	-		-	-
Share based payments	-	-	-	-		12	-	12
Net loss for the period	-	-	-	-		-	(2,805)	(2,805)
Balance as of June 30, 2025	246,573,475	4,988	9,782,052	27		38,056	(49,073)	(10,990)

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

TWINE SOLUTIONS LTD.

STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six Months Ended June 30,
	2025	2024
Cash flows for operating activities:

Net loss for the period	(2,805)	(1,774)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation expenses	12	17
Change in fair value of warrant liability	(21)	43
Depreciation	56	67
Financial expenses for lease	40	6
Finance expenses related to loan interest	193	18
Decrease (increase) in other receivables	24	(1,013)
Decrease (increase) in trade receivables	176	(27)
Increase (decrease) in trade payables	180	(89)
Decrease in Inventory	98	116
Decrease (increase) in other payables	384	287
Change in operating lease right of use assets	74	134
Repayment of lease liabilities	(88)	(151)
Increase (decrease) in deferred revenue	(115)	360

Net cash used in operating activities	(1,792)	(2,006)

Cash flows from investing activities:

decrease in restricted deposits	(9)	(30)
Purchase of property, plant & equipment	-	(150)

Net cash used in investing activities	(9)	(180)

Cash flows from financing activities:

Proceeds from issuance of shares	350	2,466
Proceeds from loans from related parties	2,421	-

Net cash provided by financing activities	2,771	2,466

Change in cash and cash equivalents	970	280
Cash and restricted cash at beginning of the period	317	145

Cash and restricted cash at end of period	1,287	425
Supplemental disclosures of non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	-	444
Conversion of advances from customers to convertible preferred shares	-	500
Receivable on account of convertible preferred shares	-	250
Conversion of convertible preferred shares into ordinary shares	-	37,592

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands

NOTE 1:- GENERAL

a.	Twine Solutions Ltd. (“the Company”) was incorporated and commenced its operations on February 26, 2015 under the laws of the State of Israel. The Company is engaged in research and development in the field of digital printing and coloring of sewing threads.

b.	The financial statements have been prepared assuming the Company will continue as a going concern, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company incurred losses in the amount of approximately $ 2,805 thousand during the period ended June 30, 2025 and has an accumulated deficit of approximately $ 49,073 thousand as of June 30, 2025. The Company’s continued operations are conditional on financing its operations through additional fundraising until profitability is achieved. These factors raise significant doubts about the Company’s ability to continue operating as a going concern. The financial statements did not include any adjustments regarding the carrying amounts and classifications of assets and liabilities that may be necessary if the Company is unable to continue operating as a going concern. Such adjustments could be material.

c.	During 2023, as a result of accumulated losses and liabilities, the Company encountered cash-flow difficulties. Accordingly, on November 12, 2023, the Company filed a motion with the court for a stay of proceedings in order to formulate a debt arrangement and appoint an arrangement administrator. On November 16, 2023, the court granted the motion, issued a stay-of-proceedings order, and appointed an arrangement administrator. During the stay-of-proceedings period, the Company engaged with its creditors (secured creditor, priority creditors, and unsecured creditors) and succeeded in formulating a debt arrangement. On February 20, 2024, the court approved the arrangement.

NOTE 2:- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation:

The unaudited interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. The unaudited financial statements should be read in conjunction with the Company’s 2024 annual audited financial statements and footnotes.

The results of operations for the six months ended June 30, 2025 shown in these financial statements are not necessarily indicative of the results to be expected for the full year ending December 31, 2025.

The Company’s significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, in the Company’s Annual Report for the year ended December 31, 2024. There have been no significant changes to these policies during the six months ended June 30, 2025

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands

NOTE 2:- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

b.	The following table provides a reconciliation of the cash balances reported on the balance sheets and the cash, cash equivalents and restricted cash at the end of the year balances reported in the statements of cash flows:

	June 30,	December 31,
	2025	2024
Cash and cash equivalents as reported on the balance sheets	1,278	178
Restricted cash as reported on the balance sheets	9	139
Cash, cash equivalents and restricted cash, as reported in the statements of cash flows	1,287	317

c.	Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $723 and $838 as of June 30, 2025 and December 31, 2024, respectively, and are presented under deferred revenues and. During the period ended June 30, 2025, the Company recognized revenues in amount of $ 115, which had been included in the contract liabilities balance on January 1, 2025.

d.	Remaining performance obligations represent contracted revenues that have not yet been recognized, and which includes deferred revenues and non-cancelable contracts that will be invoiced and recognized as revenue in future periods. The Company elected to apply the optional exemption under paragraph ASC 606-10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less for which deferred revenues have not been recorded yet.

The aggregate amount of transaction price allocated to the remaining performance obligations was $ 115 as of June 30, 2025, which are expected to be satisfied and recognized in 2025 and 2026.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands

NOTE 2:- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

e.	recently issued accounting pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024 with early adoption is permitted. The Company is currently evaluating the impact of adopting the ASU on its financial statements disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220-40), Disaggregation of Income Statement Expenses, which requires disaggregated disclosure in the notes to the financial statements of prescribed categories of expenses within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the assets. The guidance is effective for the Company for the first quarter beginning January 1, 2026, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangible - Goodwill and Other Internal-Use Software (Subtopic 350-40), Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting guidance for costs to develop software for internal use. It removes the previous development stage model and introduces a more judgment-based approach. The guidance is effective for the Company for the first quarter beginning January 1, 2028, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands

NOTE 3:- FAIR VALUE MEASUREMENT

The Company measures certain financial liabilities at fair value on a recurring basis .

Fair value is determined based on the following hierarchy:

Level 1 – quoted prices (unadjusted) in active markets for identical instruments.

Level 2 – observable inputs other than quoted prices included in Level 1.

Level 3 – unobservable inputs used for the valuation of the instrument.

As of June 30, 2025, the Company had one financial liability measured at fair value on a recurring basis, which consists of a warrant liability classified within Level 3 of the fair value hierarchy.

		Period ended June 30, 2025
	Fair Value	Level 1	Level 3
Financial assets:
Cash and cash equivalents	1,278	1,278
Restricted cash	9	9
Restricted deposits	108	108
Financial liabilities:
Warrant liability	102	-	102

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands

NOTE 3:- FAIR VALUE MEASUREMENT (CONT.)

		Year ended
		December 31, 2024
	Fair Value	Level 1	Level 3
Financial assets:
Cash and cash equivalents	178	178
Restricted cash	139	139
Restricted deposits	186	186

Financial liabilities:
Warrant liability	123	-	123

NOTE 4:- CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT

a.	The share capital consists of Ordinary Shares and Convertible Preferred Shares, of NIS 0.01 par value each:

	June 30, 2025 and December 31, 2024
		Issued and	Liquidation
	Authorized	outstanding	preference
Ordinary shares	500,356,900	9,782,052
Series BB Convertible Preferred shares	282,161,000	204,485,933	$17,005
Series BB-1 Convertible Preferred shares	132,275,100	42,087,542	$3,500

b.	Ordinary shares:

Ordinary shares confer upon their holders the right to receive notice, participate and vote in shareholders’ meetings of the Company, the right to receive dividends when and if declared, and the right to share in residual assets upon liquidation after distribution to the holders of preferred shares.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands

NOTE 4:- CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT (CONT.)

c.	Preferred shares:

Preferred shares confer upon their holders all rights granted to holders of ordinary shares. Each preferred share is convertible, at the option of its holder, into such number of ordinary shares as determined in the Company’s Articles of Association.

In the event of a Liquidation, Deemed Liquidation Event, or dividend distribution, the preferred shareholders are entitled to liquidation preferences and other priority rights as specified in the Articles of Association.

All classes of Preferred shares are redeemable in a deemed liquidation event, which is not under the control of the Company; thus, the Company classified the stock outside permanent equity pursuant to ASC 480-10-S99. As of June 30, 2025 and December 31, 2024, the Company did not adjust the carrying values of the Preferred shares to the deemed liquidation values of such shares since a liquidation event was not probable. Subsequent adjustments to increase the carrying values to the ultimate liquidation values will be made only when it becomes probable that such a deemed liquidation event will occur.

d.	In February, 2024, in accordance with agreements entered into between the Company and COATS, approximately $700 thousand that had been received in 2023 as advances for machines was converted into $500 Series BB-1 preferred shares, par value NIS 0.01 per share.

e.	On March 5, 2024, the Company entered into an investment agreement with existing and new shareholders. Pursuant to the agreement, the Company raised a total of $4,232 thousand (net of issuance expenses of $18), in exchange for which 204,485,933 Series BB preferred shares, par value NIS 0.01 per share, were issued. This amount also includes advances of approximately $80 thousand received in 2023 in respect of Series BB shares. Out of this amount, approximately amount of $700 was received after June 30, 2024.

The Company also converted all of its outstanding convertible preferred shares of all classes outstanding prior to the March 2024 round into ordinary shares.

In addition, under this agreement, the Company granted investors 36,405,450 warrants convertible into Series AA preferred shares, par value NIS 0.01 per share. These warrants have not yet been exercised.

As of June 2025, the Company had received the full investment amount.

f.	On October 30, 2024, the Company entered into an additional investment agreement with existing shareholders. Pursuant to the agreement, the Company raised a total of $875 thousand, in exchange for which 42,087,542 Series BB-1 preferred shares, par value NIS 0.01 per share, were issued.

As of June 2025, the Company had received the full investment amount.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands

NOTE 5:- RELATED PARTY TRANSACTIONS

a.	Balances:

	June 30,	December 31,
	2025	2024
Loans (1)	2,605	150
Deferred Revenue (2)	714	832

b.	Transactions:

	Period ended
	June 30,
	2025	2024
Finance expenses (1)	30	-
Revenues (2)	132	325
Other Income (2)	-	200

(1)	A.	On December 31, 2024, the Company received a loan from one of its investors in the amount of $150 thousand. The loan bears interest at a monthly rate of 1%.

B.	On June 5, 2025, the Company received a convertible loan from Steakholder Foods Inc. in the amount of $1,740 thousand. The loan bears interest at an annual rate of 8%.

C.	On February 26,2025 and on June 17, 2025, the Company received loans from one of its investors in the amount of $685 thousand. The loan bears interest at a monthly rate of 1%.

(2)	Represents balances and transactions with COATS.

TWINE SOLUTIONS LTD.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands

NOTE 6:- SUBSEQUENT BALANCE SHEET DATE EVENTS

The Company evaluated subsequent events through December 23, 2025, the date these financial statements were available to be issued, and determined that there were no events requiring adjustment to, or disclosure in, the financial statements except as described below

On October 28, 2025, the Company entered into binding agreements with Steakholder Foods Ltd. (Nasdaq: STKH) pursuant to which Steakholder will acquire all of the Company’s outstanding share capital. The consideration will consist of a combination of American Depositary Shares (ADSs), pre-funded warrants, contingent warrants, and employee options to be issued by Steakholder.

In connection with the transaction, Gefen Capital made an equity investment in Steakholder and provided Steakholder with an additional $2,584 thousand convertible loan, which was advanced to the Company on a back-to-back basis.

The convertible loan was converted into equity upon the closing of the transaction.

On December 1, 2025, the Company’s Board of Directors approved an efficiency and cost reduction plan (the “Efficiency Plan”) designed to align the Company’s operating expenses with its committed financial targets for the fiscal year 2026. This plan is a necessary measure to ensure the Company can meet the operational and financial milestones outlined in its 2026 financial plan.

NOTE 7:- SUBSEQUENT EVENTS (UNAUDITED)

In January 2026, Steakholder's board resolved to discontinue additional funding of Twine, and Twine subsequently filed a request with the Central District Court in Israel to open insolvency proceedings under the Israeli Insolvency and Financial Rehabilitation Law, 2018. The proceedings are at an early stage, and the Company cannot yet assess their impact on its business.

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